Exhibit (d)(5)

Execution Version

STRICTLY PRIVATE AND CONFIDENTIAL

Blueprint Medicines Corporation

38 Sidney Street, Suite 200

Cambridge, MA 02139

United States

Attention:	Kate Haviland
President and Chief Executive Officer

May 18, 2025

Re: Project Rothko – Exclusivity Agreement

Ladies and Gentlemen:

In connection with the consideration by Sanofi of a potential acquisition of Blueprint Medicines Corporation (the “Company” or “Blueprint”, and, together with its subsidiaries, the “Group”) by Sanofi (“Sanofi”, “we” or “our”) or an entity designated by, and affiliated with, Sanofi, and to induce Sanofi to continue to incur further costs of professional advisers and other expenses and expending time investigating the affairs of the Group and in considering further the terms of such proposed acquisition, the Company hereby agrees to grant to Sanofi an exclusive negotiating period on the terms set out in this letter agreement.

1	Exclusivity

1.1

From and including the date of this letter agreement until the earliest to occur of (the “Exclusivity Period”): (A) 11.59 p.m. (New York time) on May 26, 2025, unless otherwise extended pursuant to clause 1.4 below; (B) the execution of a definitive agreement between the parties hereto with respect to the proposed acquisition; (C) the time at which (i) any principal of Sanofi (or any of Sanofi’s other representatives acting on Sanofi’s behalf) in writing, or (ii) the Chief Executive Officer, Chief Financial Officer, Head of M&A or investment banker (acting on Sanofi’s behalf) of Sanofi orally, advises the Company that it is no longer actively pursuing the proposed acquisition; and/or (D) the time at which (i) any principal of Sanofi (or any of Sanofi’s other representatives acting on Sanofi’s behalf) in writing, or (ii) the Chief Executive Officer, Chief Financial Officer, Head of M&A or investment banker (acting on Sanofi’s behalf) of Sanofi orally, (a) reduces, or proposes a reduction in, the per share consideration set forth in Sanofi’s letter to Blueprint dated May 15, 2025 (the “Final Proposal”), or (b) changes, or proposes a change to, the allocation of such consideration among the upfront payment and the two contingent value rights (CVRs) referenced in the Final Proposal that would be less favorable to the Company’s shareholders, the Group will not, either itself or together with, by or through any affiliate, employee, director, adviser, agent, representative, or other person acting under the direction or on behalf of any of the foregoing (together, the “Company Group”), directly or indirectly, (i) take any action to solicit, initiate, seek, knowingly encourage and/or support any inquiry, proposal and/or offer from any party other than Sanofi or any of our respective affiliates (together, the “Sanofi Group”) in connection with or relating to the sale of 15% or more of the consolidated assets of Blueprint, any purchase, sale or other investment in 15% or more

SANOFI 46, avenue de la Grande-Armée, 75017 Paris - Tél.: +33 (0)1.53.77.40.00 - www.sanofi.com

Société anonyme au capital de 2 529 036 828 € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N°TVA intracommunautaire : FR 88 395 030 844 of the equity of the Group, or any grant of an exclusive license to a material portion of the intellectual property of the Group (collectively, a “Blueprint Alternative Transaction”), (ii) participate in any discussions and/or negotiations in connection with or relating to any Blueprint Alternative Transaction with any party other than the Sanofi Group, (iii) furnish to any party other than the Sanofi Group any information in connection with or relating to any Blueprint Alternative Transaction, and/or (iv) accept and/or enter into any agreement, arrangement and/or understanding in connection with or relating to any Blueprint Alternative Transaction with any party other than the Sanofi Group.

1.2

The Company agrees that it and each member of the Company Group will immediately cease and terminate any existing activities (including terminating access to any data rooms), discussions and negotiations with any parties other than the Sanofi Group with respect to any Blueprint Alternative Transaction.

1.3	During the Exclusivity Period, the Company will notify Sanofi promptly of any contact by third parties with respect to any Blueprint Alternative Transaction.

1.4

In the event that execution of a definitive agreement has not occurred prior to the expiration of the Exclusivity Period (other than any expiration of the Exclusivity Period as described in clause (C) or (D) of the definition thereof), the Company and Sanofi will discuss in good faith the extension of the Exclusivity Period until 11.59 p.m. (New York time) on May 31, 2025, so long as Sanofi’s due diligence is productive and progressing in good faith.

2	Remedies

Without prejudice to any other rights or remedies which any member of the Sanofi Group may have, the Company acknowledges and agrees that damages might not be an adequate remedy for any breach by any member of the Company Group of the provisions of this letter agreement and we shall be entitled to seek the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of any such provision by any member of the Company Group.

3	General

3.1

It is expressly understood by the parties hereto that this letter agreement is not intended, and shall not be deemed, to create any binding obligation on the part of the Sanofi Group or the Company to engage in any Blueprint Alternative Transaction (or any other transaction with the Company) or to continue its consideration of any such transaction, and neither the Company nor the Sanofi Group will have any rights or obligations of any kind whatsoever with respect to any Blueprint Alternative Transaction by virtue of this letter agreement unless and until a definitive agreement relating thereto is executed and delivered, other than for the matters specifically agreed to herein. Sanofi and the Company expressly disclaim any duty to negotiate in good faith, and Sanofi and the Company reserve the right to discontinue discussions with respect to any transaction between Sanofi and the Company, in each party’s sole discretion, for any reason or for no reason.

3.2

The provisions contained in this letter agreement (each of which is a separate provision) are considered reasonable by the parties (each of the parties having taken separate legal advice) in all the circumstances as necessary to protect the legitimate interests of the parties, but if any such provision shall be judged by a competent court to be void but would be valid and enforceable if certain words were deleted or the provision reduced in its effect, such provision shall apply with such modification to make it valid and effective.

3.3

THIS LETTER AGREEMENT SHALL BE CONSTRUED (BOTH AS TO VALIDITY AND PERFORMANCE) AND ENFORCED IN ACCORDANCE WITH, AND GOVERNED BY, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WHOLLY WITHIN SUCH JURISDICTION. Each party agrees that any suit or proceeding arising in respect of this letter agreement will be tried exclusively in the Chancery Court of the State of Delaware or, if such court does not have subject matter jurisdiction, in the United States District Court for the District of Delaware, and each party irrevocably and unconditionally agrees to submit to the exclusive jurisdiction of, and to venue in, such courts.

3.4

If either party files a lawsuit against the other to enforce any provision of this letter agreement applicable to such other party, the substantially prevailing party in the lawsuit, as determined by a court of competent jurisdiction, shall be awarded, in addition to any amounts or relief otherwise awarded, all reasonable and documented out-of-pocket costs of litigation incurred in connection with the lawsuit, including reasonable documented out-of- pocket attorneys’ fees.

3.5

This letter agreement and the matters set forth herein are strictly confidential and shall be treated as Confidential Information (as defined in the confidentiality agreement, dated May 24, 2024, between the Company and Sanofi, as subsequently amended).

3.6	This letter agreement may be executed in counterparts and may only be amended in a writing executed by each of the parties hereto.

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Please confirm your agreement to the terms of this letter agreement by signing and returning to us the enclosed copy of this letter agreement.

Sincerely,

Sanofi

By:	/s/ Loic Gonnet
Name: Loic Gonnet
Title: Head of M&A

Accepted and Agreed:

Blueprint Medicines Corporation

By:	/s/ Kate Haviland
Name: Kate Haviland
Title: President and Chief Executive Officer

Signature Page to Exclusivity Agreement